Exhibit 11

	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
Income available to common stockholders	$1,153,505	$2,379,237
Weighted average shares outstanding	4,975,542	4,975,542
Basic earnings per share	$0.23	$0.48
Income for diluted earnings per share	$1,153,505	$2,379,237
Total weighted average common shares and equivalents outstanding for diluted computation	4,979,330	4,980,343
Diluted earnings per share	$0.23	$0.48